Filed by Tribune Media Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Tribune Media Company

Commission File No. 001-08572

Date: May 8, 2017

NOTE TO TRIBUNE MEDIA EMPLOYEES

Today marks another important step forward in the 170-year evolution of Tribune Media. Early this morning we announced we have agreed to be acquired by the Sinclair Broadcast Group, creating a local broadcasting company unmatched in its ability to deliver high-quality local content to millions of viewers across the country.

Bringing Sinclair and Tribune Media together creates a powerhouse in local television broadcasting, with more than 200 local TV stations in 100 markets across the country, delivering roughly 200,000 hours of local news annually. The combined company also will also be home to two popular cable networks, WGN America and The Tennis Channel, a variety of multicast networks, a diverse mix of digital properties, and five radio stations, anchored by WGN Radio in Chicago.

This transaction makes a great deal of financial sense, too. Together, we expect Sinclair and Tribune Media will generate nearly $5 billion in annual revenue, providing the new company with the strategic and financial flexibility to make investments that drive growth and benefit consumers, employees and shareholders alike. We believe the combined company will be stronger, more diverse and better able to compete within the rapidly evolving media landscape.

Perhaps most important, Sinclair has a long and proud tradition of service to the community, just as we do. In the last year, Sinclair expanded local news broadcasts in 11 markets; this year the company has plans to expand in 14 more. In the last year alone, Sinclair produced more than 100 community-based town hall meetings covering a variety of topics. We’re confident that the combined resources of our companies will allow us to do even more to deliver local, relevant content and empower audiences.

As you know, today’s announcement is the culmination of a strategic review that began in February of last year. During the past 15 months, working together across the company, we have streamlined our business, monetized non-core assets, strengthened our balance sheet and returned substantial capital to our shareholders. Thank you for your constant hard work and support as we’ve engaged in this process. You should be tremendously proud of what this transaction says about the value you have created at Tribune Media.

This transaction will take some time to get through the regulatory process, though we are confident that the benefits of this business combination will be as clear in Washington as they are on Wall Street. In the meantime, it is business as usual for us. I know you will continue delivering the same outstanding work you do every day—serving our communities with energy, dedication and commitment.

I’m sure you have many questions about today’s announcement, so we are planning a town hall meeting tomorrow at 1 pm ET. We’ll discuss the transaction and take your questions.

I am excited by the prospects ahead for this company and for all our employees. There is much we can and will achieve by bringing Tribune Media and Sinclair Broadcast Group together.

Peter Kern

No Offer or Solicitation / Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is being made in respect of a proposed business combination involving Sinclair and Tribune. In connection with the proposed transaction, Tribune and Sinclair intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 to be filed by Sinclair that will include a preliminary proxy statement of Tribune and that will also constitute a prospectus of Sinclair. The information in the preliminary proxy statement/prospectus will not be complete and may be changed. Tribune will deliver the definitive proxy statement to its shareholders as required by applicable law. This communication is not a substitute for any prospectus, proxy statement or any other document that may be filed with the SEC in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS OF SINCLAIR AND TRIBUNE ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Sinclair (when they become available) may be obtained free of charge on Sinclair’s website at www.sbgi.net or by directing a written request to Sinclair at 10706 Beaver Dam Road, Hunt Valley, MD 21030, Attention: Lucy A. Rutishauser. Copies of documents filed with the SEC by Tribune (when they become available) may be obtained free of charge on Tribune’s website at www.tribunemedia.com.

Participants in the Merger Solicitation

Tribune and its directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Tribune stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding Tribune’s executive officers and directors is included in Tribune’s proxy statement for its 2017 annual meeting of shareholders filed with the SEC on March 24, 2017, which can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

Certain statements and information in this communication may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Tribune’s and Sinclair’s objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Tribune and Sinclair intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Tribune’s and Sinclair’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Any forward-looking statements in this communication are made as of the date hereof, and Tribune and Sinclair undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: risks and uncertainties discussed in the reports that Tribune and Sinclair have filed with the SEC; general economic, market, or business conditions; risks associated with the ability to consummate the business combination between Tribune and Sinclair and the timing of the closing of the business combination; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; pricing fluctuations in local and national advertising; future regulatory actions and conditions in the television stations’ operating areas; competition from others in the broadcast television markets; volatility in programming costs; the ability to successfully integrate Tribune’s and Sinclair’s operations and employees; the ability to realize anticipated benefits and synergies of the business combination; the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and other circumstances beyond Tribune’s and Sinclair’s control. Refer to the section entitled “Risk Factors” in Tribune’s and Sinclair’s annual and quarterly reports filed with the SEC and in the Form S-4 to be filed by Sinclair with the SEC at a future date for a discussion of important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements.

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